Exhibit 99.3

PRESS RELEASE

Hydrogenics Reports Second Quarter 2009 Results

Mississauga, Ontario. August 14, 2009 – Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today reported second quarter 2009 results. Results are reported in US dollars and are prepared in accordance with Canadian generally accepted accounting principles.

Financial  Highlights

•                  Received shareholder and court approvals to move forward with a previously announced non-dilutive financing transaction that will bring roughly C$10.8 million before transaction costs, to bolster our balance sheet.

•                  Revenues were $5.5 million and $11.1 million for the three and six months ended June 30, 2009, decreases of 36% and 35%, respectively, from the comparable periods in 2008, excluding our Test Systems business unit.

•                  Gross margin was 16% for the three months ended June 30, 2009, a decrease of seven percentage points from the comparable period in 2008. Gross margin was 22% for the six months ended June 30, 2009, an increase of three percentage points from the six months ended June 30, 2008.

•                  Cash operating costs, a non-GAAP measure, defined as selling, general and administrative expenses, and research and product development expenses, net, less stock-based compensation expense, were $6.2 million, a 9% decrease from $6.9 million in the second quarter of 2008.  Cash operating costs for the second quarter of 2009 include: (i) $1.2 million of transaction-related expenses associated with our proposed transaction with the trustees of Algonquin Power Income Fund; (ii) $0.2 million of costs associated with deferred compensation arrangements indexed to our share price; and (iii) $0.2 million of costs attributed to our Test Systems business unit.

•                  Cash and cash equivalents, restricted cash and short-term investments were $11.9 million at June 30, 2009, a $3.8 million sequential quarterly decrease from the first quarter of 2009 reflecting: (i) a $5.5 million EBITDA loss; and (ii) $0.2 million of other items, partially offset by (iii) a $1.9 million decrease in non-cash working capital.

•                  Order backlog as at June 30, 2009 was $15.3 million, more than half of which is anticipated to be delivered and recognized as revenue in 2009.

“This quarter was more challenging than expected from an operating standpoint as contract decisions were delayed due to ongoing global economic conditions, impacting both revenues and gross margin.  However, we continue to see a very active pipeline of opportunities across our business units, which we anticipate will lead to improved sequential results as the year progresses,” said Daryl Wilson, President and Chief Executive Officer.  “Operations at our Belgian electrolyser production facility have been returned to full capacity after a period of turn down and rotating employee lay-offs in April thorugh June.  After our successful completion of demonstration units in India, we are in discussions along with our OEM partner, to secure substantial orders with major Indian telecommunications companies.  Our bidding activity and customer interest gives us confidence in much better order intake performance in the second half of this year.

Results for the second quarter of 2009 compared to the second quarter of 2008

Revenues, exclusive of our Test Systems business unit, were $5.5 million, a decrease of 36%, reflecting lower revenues in both our OnSite Generation and Power Systems business units due to the timing of project deliveries and lower order intake.

Gross profit, expressed as a percentage of revenues, was 16% (22% in the second quarter of 2008), attributed to decreased cost synergies and overhead absorption resulting from lower revenues.

Cash operating costs, a non-GAAP measure, defined as selling, general and administrative expenses, and research and product development expenses, net, less stock-based compensation expense, were $6.2 million, a 9% decrease from $6.9 million in the second quarter of 2008.  Cash operating costs for the second quarter of 2009 include: (i) $1.2 million of transaction related expenses associated with our proposed transaction with the trustees of Algonquin Power Income Fund; (ii) $0.2 million of costs associated with deferred compensation arrangements indexed to our share price; and (iii) $0.2 million of costs attributed to our Test Systems business unit.

Net loss was $6.0 million for the second quarter of 2009, a 39% increase from $4.3 million in the second quarter of 2008.

Results for the six months ended June 30, 2009 compared to the six months ended June 30, 2008

Revenues were $11.1 million for the six months ended June 30, 2009, a decrease of 35%, exclusive of Test Systems revenues primarily attributed to $6.3 million of decreased revenues in our OnSite Generation business unit.

Gross profit, expressed as a percentage of revenues, was 22% (20% in 2008) reflecting increased gross profit generated by our OnSite Generation business unit resulting from operational improvements, partially offset by decreased cost synergies and overhead absorption resulting from lower revenues.

Cash operating costs were $11.5 million, a 7% decrease from $12.4 million in 2008 primarily attributed tooverall decreased costs resulting from our business streamlining initiatives, as well as the absence of $0.9 million of deferred compensation arrangements indexed to our share price, offset by: (i) $1.2 million of transaction related expenses associated with our proposed transaction  with the trustees of Algonquin Power Income Fund; (ii) $0.6 million of costs associated with business streamlining initiatives; (iii) $0.3 million of costs assosciated with deferred compensation arrangements indexed to our share price; and (iv) $0.2 million of costs attributed to our Test Systems business unit.

Net loss was $10.0 million for the six months ended June 30, 2009, an increase of 16% from $8.6 million in 2008.

Liquidity

Cash and cash equivalents, restricted cash and short-term investments were $11.9 million as at June 30, 2009, a $3.8 million sequential quarterly decrease from the first quarter of 2009 reflecting: (i) a $5.5 million EBITDA loss; and (ii) $0.2 million of other items, partially offset by (iii) a $1.9 million decrease in non-cash working capital.

Order backlog

Order backlog as at June 30, 2009 was $15.3 million, as follows (in $ millions):

	Mar. 31, 2009 Backlog	Orders Received	Orders Delivered	Jun. 30, 2009 Backlog

OnSite Generation	$11.7	$2.4	$3.8	$10.3
Power Systems	6.0	0.7	1.7	5.0
Total	$17.7	$3.1	$5.5	$15.3

In addition to the $11.1 million of revenue recognized in the six months ended June 30, 2009, we currently expect to deliver and recognize as revenue, the substantial majority of our OnSite Generation backlog and one-third of our Power Systems backlog.

Conference Call Details

Hydrogenics will hold a conference at 10 a.m. ET on August 14, 2009 to review the second quarter 2009 results.   The conference call number is (866) 223-7781.  A live webcast of the call will also be available at www.hydrogenics.com.

The webcast will be archived on the site, and investors will be able to access an encore recording of the conference call for one week by calling (416) 695-5800, conference ID #2061060. The encore recording will be available two hours after the conference call has concluded.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release, in particular the discussion concerning Hydrogenics’ agreement with the trustees of Algonquin Power Income Fund and the “Financial Highlights” section contains forward-looking statements and other statements concerning Hydrogenics’ objectives and strategies and management’s beliefs, plans, estimates and intentions about our achievements, future results, goals, levels of activity, performance, and other future events. We believe the expectations reflected in our forward-looking statements are reasonable, although we cannot guarantee achievements, future results, levels of activity, performance or other future events.  These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including risks related to our ability to successfully execute our business plan, which includes an increase in revenue and obtaining additional capital, including completion of the transaction with trustees of Algonquin Power Income Fund; our liquidity; our operating results; our revenue growth; our industry; and our technology and products. Readers should not place undue reliance on Hydrogenics’ forward-looking statements.  Readers are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed take-over bid by Hydrogenics Corporation (“Hydrogenics”) to the security holders of Algonquin Power Income Fund (“Algonquin Power”). In connection with the proposed transaction, Hydrogenics has filed a registration statement on Form F-4, containing a take-over bid circular/prospectus, with the U.S. Securities and Exchange Commission (“SEC”), which has not yet become effective. Each of Algonquin Power and Hydrogenics will be filing other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE TAKEOVER BID CIRCULAR/PROSPECTUS, REGARDING THE PROPOSED TRANSACTION AND ANY OTHER FILED DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final take-over bid circular/prospectus will be mailed to Algonquin Power’s security holders. Investors and security holders will be able to obtain the registration statement containing the take-over bid circular/prospectus and other documents free of charge at the SEC’s web site, www.sec.gov, or from the office of Hydrogenics’ Chief Financial Officer at 5985 McLaughlin Road, Mississauga, Ontario, Canada L5R 1B8 (905) 361-3600.

Company Contact:

Lawrence Davis, Chief Financial Officer

Hydrogenics Corporation

(905) 361-3633

investors@hydrogenics.com

Investor Relations Contact:

Chris Witty

(646) 438-9385

cwitty@darrowir.com

Hydrogenics Corporation

Interim Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	June 30 2009	December 31 2008

Assets

Current assets
Cash and cash equivalents	$10,428	$21,601
Restricted cash	1,255	1,130
Accounts receivable	3,424	3,974
Grants receivable	384	505
Inventories	9,485	10,101
Prepaid expenses	832	1,161
	25,808	38,472

Restricted cash	235	—
Property, plant and equipment	3,538	4,082
Goodwill	5,025	5,025
	$34,606	$47,579

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$15,890	$17,298
Unearned revenue	3,123	4,785
	19,013	22,083

Deferred research and development grants	—	13
	19,013	22,096

Shareholders’ Equity
Common shares	307,009	307,000
Contributed surplus	16,510	16,300
Deficit	(301,427)	(291,420)
Accumulated other comprehensive loss	(6,499)	(6,397)
Total deficit and accumulated other comprehensive loss	(307,926)	(297,817)
	15,593	25,483
	$34,606	$47,579

Hydrogenics Corporation

Interim Consolidated Statements of Operations

(in thousands of US dollars, except for share and per share amounts)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Revenues	$5,540	$8,790	$11,076	$19,501

Cost of revenues	4,683	6,817	8,588	15,663
	857	1,973	2,488	3,838
Operating expenses
Selling, general and administrative	4,681	5,311	8,389	9,372
Research and product development	1,686	1,728	3,368	3,440
Amortization of property, plant and equipment	160	250	451	521
Amortization of intangible assets	—	62	—	125
	6,527	7,351	12,208	13,458
Loss from operations	(5,670)	(5,378)	(9,720)	(9,620)

Other income (expenses)
Provincial capital tax	(153)	208	(153)	170
Interest	34	386	83	614
Foreign currency gains (losses)	(221)	464	(217)	194
	(340)	1,058	(287)	978

Loss before income taxes	(6,010)	(4,320)	(10,007)	(8,642)
Current income tax (recovery)	—	(1)	—	(1)
Net loss for the period	$(6,010)	$(4,319)	$(10,007)	$(8,641)

Net loss per share
Basic and diluted	$(0.07)	$(0.05)	$(0.11)	$(0.09)

Weighted average number of common shares outstanding	92,407,095	91,765,686	92,406,384	91,765,688

Hydrogenics Corporation

Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Cash and cash equivalents provided by (used in)
Operating activities
Net loss for the period	$(6,010)	$(4,319)	$(10,007)	$(8,641)
Items not affecting cash
Amortization of property, plant and equipment	160	250	451	521
Amortization of intangible assets	—	62	—	125
Unrealized foreign exchange losses	71	468	323	316
Stock-based compensation expense	120	175	210	411
Net change in non-cash working capital	1,940	163	(1,725)	7,163
	(3,719)	(3,201)	(10,748)	(105)
Investing activities
Decrease in short-term investments	—	—	—	15,032
Decrease (increase) in restricted cash	(157)	72	(361)	(5,994)
Purchase of property, plant and equipment	(107)	(10)	(143)	(325)
	(264)	62	(504)	8,713
Financing activities
Repayment of long-term debt	—	(1)	—	(11)
Deferred research and development grants	(9)	(124)	70	(294)
Common shares issued, net of issuance costs	9	—	9	—
	—	(125)	79	(305)
Increase (decrease) in cash and cash equivalents during the period	(3,983)	(3,264)	(11,173)	8,303

Cash and cash equivalents — Beginning of period	14,411	27,027	21,601	15,460
Cash and cash equivalents — End of period	$10,428	$23,763	$10,428	$23,763

Supplemental disclosure
Interest paid	$1	$12	$4	$2
Income taxes (recovered)	—	(65)	(23)	(48)

Hydrogenics Corporation

Interim Consolidated Statements of Shareholders’ Equity

(in thousands of US dollars, except for share and per share amounts)

(unaudited)

	Common shares		Contributed		Accumulated other comprehensive	Total shareholders’
	Number	Amount	surplus	Deficit	income (loss)	equity
Balance at Dec. 31, 2007	91,765,691	$306,872	$15,606	$(277,101)	$(4,993)	$40,384

Net loss for the period	—	—	—	(8,641)	—	(8,641)
Foreign currency translation adjustments	—	—	—	—	746	746
Comprehensive loss	—	—	—	—	—	(7,895)

Shares issued:
Adjustment for partial shares	(5)	—	—	—	—	—
Stock-based compensation expense	—	—	411	—	—	411
Balance at Jun. 30, 2008	91,765,686	306,872	16,017	(285,742)	(4,247)	32,900

Net loss for the period	—	—	—	(5,678)	—	(5,678)
Foreign currency translation adjustments	—	—	—	—	(2,150)	(2,150)
Comprehensive loss						(7,828)

Shares issued:
Issuance of common shares on exercise of stock options	639,980	128	—	—	—	128
Stock-based compensation expense	—	—	283	—	—	283
Balance at Dec. 31, 2008	92,405,666	$307,000	$16,300	$(291,420)	$(6,397)	$25,483

Net loss for the six months ended June 30, 2009	—	—	—	(10,007)	—	(10,007)
Foreign currency translation adjustments	—	—	—	—	(102)	(102)
Comprehensive loss						(10,109)

Shares issued:
Issuance of common shares on exercise of stock options	35,000	9	—	—	—	9
Stock-based compensation expense	—	—	210	—	—	210
Balance at Jun. 30, 2009	92,440,666	$307,009	$16,510	$(301,427)	$(6,499)	$15,593

The authorized capital stock of the Corporation consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.